UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)

OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)

68370R109

(CUSIP Number)

Franz Wolf

Eco Telecom Limited

Suite 2

4 Irish Place

Gibraltar

(350) 41977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2005

(Date of Event which Requires Filing of this Statement)

With a Copy to:

Alexey Reznikovich

OOO Alfa Telecom

21 Novy Arbat

121019 Moscow, Russia

(7-095) 981 4449

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68370R109	13D

1.	Name of Reporting Person: Eco Telecom Limited I.R.S. Identification No. of Above Persons (Entities Only): 000-00-0000
2.	Check the Appropriate Box If a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). N/A	☐
6.	Citizenship or Place of Organization: Gibraltar

Number of Shares Beneficially Owed By Each Reporting Person With	7. Sole Voting Power 12,563,782 Common Stock* 8. Shared Voting Power 0 9. Sole Dispositive Power 12,563,782 Common Stock* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,563,782 Common Stock*
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.	Percent of Class Represented By Amount in Row (11) 24.5% of Common Stock*
14.	Type of Reporting Person 00; HC

*	Eco Telecom is also the direct beneficial owner of 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock owned by Eco Telecom represents approximately 32.9% of the Issuer’s outstanding voting capital stock. See Item 5.

CUSIP No. 68370R109	13D

1.	Name of Reporting Person: Alfa Telecom Limited I.R.S. Identification No. of Above Persons (Entities Only): 000-00-0000
2.	Check the Appropriate Box If a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owed By Each Reporting Person With	7. Sole Voting Power 12,563,782 Common Stock* 8. Shared Voting Power 0 9. Sole Dispositive Power 12,563,782 Common Stock* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,563,782 Common Stock*
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented By Amount in Row (11) 24.5 % of Common Stock*
14.	Type of Reporting Person 00; HC

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 32.9% of the Issuer’s outstanding voting capital stock. See Item 5.

CUSIP No. 68370R109	13D

1.	Name of Reporting Person: CTF Holdings Limited I.R.S. Identification No. of Above Persons (Entities Only): 000-00-0000
2.	Check the Appropriate Box If a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Gibraltar

Number of Shares Beneficially Owed By Each Reporting Person With	7. Sole Voting Power 12,563,782 Common Stock* 8. Shared Voting Power 0 9. Sole Dispositive Power 12,563,782 Common Stock* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,563,782 Common Stock*
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented By Amount in Row (11) 24.5% Common Stock
14.	Type of Reporting Person 00; HC

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 32.9% of the Issuer’s outstanding voting capital stock. See Item 5.

CUSIP No. 68370R109	13D

1.	Name of Reporting Person: Crown Finance Foundation I.R.S. Identification No. of Above Persons (Entities Only): 000-00-0000
2.	Check the Appropriate Box If a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Liechtenstein

Number of Shares Beneficially Owed By Each Reporting Person With	7. Sole Voting Power 12,563,782 Common Stock* 8. Shared Voting Power 0 9. Sole Dispositive Power 12,563,782 Common Stock* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,563,782 Common Stock*
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented By Amount in Row (11) 24.5% of Common Stock*
14.	Type of Reporting Person 00

*	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 32.9% of the Issuer’s outstanding voting capital stock. See Item 5.

Item 1. Security and Issuer

This Amendment Number 16 (the “Amendment”) to the Statement on Schedule 13D relates to the common stock, 0.005 rubles nominal value (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), a Russian open joint stock company. The initial Statement on Schedule 13D as previously filed jointly by Eco Telecom Limited (“Eco Telecom”), Eco Holdings Limited, CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (“Crown Finance”) on June 11, 2001, as amended and supplemented by Amendment Numbers 1 through 15 (collectively, the “Statement”) is hereby amended and supplemented with respect to the items set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.

Item 2. Identity and Background

This Amendment is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Eco Telecom;

(ii)	Alfa Telecom Limited (“Alfa Telecom”);

(iii)	CTF Holdings; and

(iv)	Crown Finance.

This Statement relates to the shares of Common Stock held for the account of Eco Telecom.

The Reporting Persons

Eco Telecom is a Gibraltar company, with its principal business address at 10/8 International Commercial Centre, Casemates Square, Gibraltar. The principal business of Eco Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Eco Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Alfa Telecom is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom is to function as a holding company. Alfa Telecom is the sole shareholder of Eco Telecom and, in such capacity, may be deemed to be the beneficial owner of the Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Alfa Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings indirectly owns a majority of the shares of Alfa Telecom and, in such capacity, may be deemed to be the beneficial owner of the Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

No material change.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

On August 26, 2005, Telenor East Invest AS (“Telenor”) filed a complaint against the Reporting Persons in the United States District Court for the Southern District of New York seeking an injunction to prevent Eco Telecom and all persons in active concert with it from voting or causing to be voted any of the common or preferred shares of VimpelCom beneficially owned by Eco Telecom at the extraordinary general meeting of shareholders scheduled for September 14, 2005 (the “EGM”) or in the alternative to prevent Eco Telecom and all persons in active concert with it from voting any common or preferred shares of VimpelCom by proxy or otherwise until certain corrective disclosure is made (the “Complaint”). The Complaint is filed as Exhibit 99.2 hereto.

In particular the Complaint alleges, among other things, that Amendments 12, 13 and 15 contain material misstatements and omissions. As the Reporting Persons wish to avoid any doubt concerning their desire to provide full and adequate disclosure, their responses to these allegations are set out below.

Paragraph 59 of the Complaint alleges that the letter sent by Alfa Telecom’s CEO to VimpelCom’s shareholders on July 13, 2005 (the “July 13 Letter”) was inadequate because it stated that Alfa Telecom has no financial interest in the sellers of WellCom but did not discuss any financial interest in the sellers held by other members of the Alfa Group. For the avoidance of doubt, the Reporting Persons hereby confirm that no Reporting Person, nor any of their officers, directors, subsidiaries, shareholders, beneficial owners or affiliates (as defined in Rule 501(b) of the Securities Act of 1933, as amended), nor, to the best knowledge of the Reporting Persons, any employee of the Reporting Persons, their subsidiaries or affiliates, has any financial interest in the sellers of WellCom.

Paragraph 63 of the Complaint alleges that Alfa Telecom failed to disclose its minority stake in Closed Joint Stock Company “Kyivstar G.S.M.” in which Telenor possesses a 56.5% ownership interest. This information was disclosed in a press release dated August 23, 2005 and is available on the Alfa Telecom website at http://www.alfa-telecom.ru/index.php?path[]=en&path[]=publication-2005-08-23-14-03-24. This press release is attached as Exhibit 99.3 hereto.

Paragraph 65 of the Complaint alleges that Alfa Telecom did not disclose its 29.5% interest in Golden Telecom, Inc. in the July 13 Letter, and thereby its indirect interest in Golden Telecom Ukraine. Golden Telecom, Inc. is registered with the SEC and Alfa Telecom’s shareholding is disclosed in the Schedule 14A filed by Golden Telecom, Inc. on May 19, 2005 (incorporated by reference as Exhibit 99.4 hereto).

Paragraph 66 of the Complaint asserts that a loan from Alfa Telecom to Turkey’s Cukurova Group is alleged to be convertible into shares of Turkcell, which has an indirect interest in DCC, a 100% owned Ukrainian subsidiary of Turkcell. Contrary to what is asserted by Telenor, none of the Reporting Persons is a party to the Turkcell transaction. While there are Alfa entities who are parties to the Turkcell transaction, that transaction is itself subject to a number of conditions precedent including a number of regulatory approvals, and there is no assurance that all of these conditions will be satisfied.

With respect to the claims made in paragraphs 63, 65 and 66 of the Complaint, the Reporting Persons would emphasize that they seek to maximize the value of their investment in VimpelCom and believe that this can best be accomplished through expansion in the Ukraine – regardless of whether VimpelCom competes with other entities in which Alfa Telecom has a direct or indirect interest. As was stated in the July 13 Letter with respect to the proposed acquisition of WellCom: “Alfa Telecom believes the acquisition will create value for the shareholders of VimpelCom and will define the future success of VimpelCom. It will allow VimpelCom to compete effectively against other mobile phone operators that are working to develop their networks in the Ukraine and take advantage of the growth there.”

Paragraph 70 of the Complaint alleges that the “independent research report” referred to in the July 13 Letter (the “Report”) is not in fact independent because Brunswick UBS has advised VimpelCom with respect to the proposed acquisition of WellCom. While the Reporting Persons believe that Brunswick UBS has acted as an advisor to VimpelCom and is producing a fairness report in relation to the Proposed Acquisition, the Report was produced by Brunswick UBS’s Global Equity Research division, not the investment banking division which advised VimpelCom and was not produced at the request of VimpelCom or the Reporting Persons.

To the best of the Reporting Persons’ knowledge, there is no relationship between the Reporting Persons and Brunswick UBS except that within the last year Brunswick UBS has acted as an underwriter for Alfa Bank, an affiliate of the Reporting Persons, in connection with the placement of commercial paper. To the best knowledge of the Reporting Persons any contact between them and Brunswick UBS prior to the last year would have been infrequent and similar in nature to the role described in the preceding sentence.

Paragraph 72 of the Complaint alleges that the valuation disclosed in the Report is not an “equity valuation”. As the Report says that the $296 million figure it provides is an “equity valuation”, the Reporting Persons do not understand the basis for this claim.

Paragraph 73 of the Complaint alleges that the Report sets forth a “best case scenario”. The Report in fact sets forth a “base case scenario”.

Paragraphs 74 and 75 of the Complaint allege that the Report should have been filed as part of Amendment 12 or otherwise been made publicly available. The Report was prepared for the clients of Brunswick UBS Global Equity Research and the Reporting Persons do not control its publication. However, the Reporting Persons were able to get approval to publish the two paragraphs of the Report dealing directly with the WellCom acquisition, which state:

“In conclusion, since the issue of the WellCom acquisition might still become the crunch point in the conflict between Alfa Group and Telenor – and since minority shareholders might have to decide on the merits of potential investment in this company – we thought it would be helpful to present the sensitivity of WellCom’s valuation to key assumptions (see Appendix 1).

Our base-case scenario yields an equity valuation of $296m for the company, assuming 16% market share by 2012 (VimpelCom achieved 19% market share in St Petersburg in just over a year since launching there), $840m in cumulative capex through 2012 (implying cumulative capex/sub and capex/sales profiles similar to the Russian wireless operators), a terminal EBITDA margin of 43%, WACC of 13% and a terminal growth rate of 3%.”

Paragraph 76 of the Complaint states that the other investment banks who reached conclusions similar to Brunswick UBS should be identified. The statements made in the July 13 Letter regarding other banks reaching similar conclusions were based on discussions with VimpelCom’s management and the manner in which the proposed acquisition was received in the Russian market.

Paragraph 80 of the Complaint alleges that the circumstances under which Pavel Kulikov was appointed to the board of Karino were not adequately disclosed. The Reporting Person believe these circumstances were adequately disclosed in the July 13 Letter which provided:

“This EGM is being called because the URS transaction is an interested party transaction. The acquisition is an interested party transaction because Pavel Kulikov, a member of the Board of Directors of VimpelCom, is also a director of Karino Trading Ltd., one of the sellers. This arrangement is a legitimate method to enfranchise shareholders on this issue. Alfa Telecom does not want to change the Charter of VimpelCom, as has been suggested by Telenor, but it does want to protect VimpelCom’s future through a straightforward decision of shareholders on expansion into the Ukraine. This is the most pragmatic way to give all shareholders the opportunity to vote directly on this issue.” For the avoidance of any doubt the arrangements for the appointment of Pavel Kulikov to the board of Karino Trading were put in place to have the proposed acquisition be classified as an interested party transaction under Russian law with the express purpose of letting shareholders decide on whether to proceed with the acquisition of WellCom.

Paragraph 83 of the Complaint alleges that the July 13 Letter falsely stated that the VimpelCom management had “done full due diligence”. It is the understanding and belief of the Reporting Persons that full due diligence had been performed and that the General Director of VimpelCom would be in a position to consummate a purchase of WellCom in a short period of time if shareholder approval was obtained and the sellers of WellCom were willing to make the sale. We note that in paragraphs 86 and 89 the Complaint alleges that the due diligence in the acquisition was “supervised” by Akin Gump Strauss Hauer & Feld (“Akin Gump”). While the Reporting Persons do not know what was intended by Telenor with respect to the word “supervised” the actual due diligence on WellCom in the Ukraine was conducted by the law firm Squire, Sanders & Dempsey LLP (“Squire Sanders”). In addition Squire Sanders advised the Reporting Persons in connection with the acquisition of their stake in Kyivstar. While Akin Gump is advising the VimpelCom board on the proposed acquisition of WellCom, Baker Botts LLP is also advising the VimpelCom board on the proposed acquisition in connection with corporate approvals and the convening of the EGM.

Paragraph 85 of the Complaint alleges that the Reporting Persons should have disclosed that the Option Agreement had expired and that approval was being sought for VimpelCom to exercise an option that had expired. The Reporting Persons believe this allegation to be based on a misreading of the Notice on Convocation dated July 13, 2005 (the “July 13 Notice on Convocation”). As was disclosed in the July 13 Notice on Convocation filed, the Option Agreement merely set out the terms to be offered to the sellers of WellCom – no attempt was being made to exercise the expired option. The July 13 Notice on Convocation provided:

“Please note that the Meeting is not being called to approve or ratify the Option Agreement. The majority shareholder vote in favour of the resolution will require the General Director, pursuant to Article 11.1 of the Charter, to negotiate the Acquisition at the price described in paragraph 19 of this Notice and on the other material terms and conditions set out in Schedule 3.1 to the Option Agreement.”

The July 13 Notice on Convocation is incorporated by reference herein as Exhibit 99.5.

Paragraph 91 of the Complaint alleges that the Alfa Group has not adequately disclosed its global ambitions. In a July 7, 2005 article in the Financial Times, Mikhail Fridman made the extent of the Alfa Group’s ambitions clear. He stated:

“‘We want to be part of a global telecoms company, a Eurasian Vodafone. We want to convert all our stakes in different telecoms providers into one company - be it Telenor, TeliaSonera or any other international player,’ Mr Fridman told the FT.”

This article is attached hereto as Exhibit 99.6.

Paragraph 111 of the Complaint alleges that the August 19 letter from the Alfa Telecom CEO to VimpelCom shareholders falsely claimed that “technical difficulties” required the postponement of the August 14, 2005 extraordinary general meeting of shareholders. The Reporting Persons hereby confirm that they were informed by Georgeson Shareholder Communications Inc that software problems, beyond the control of the Reporting Persons, had created difficulties for a substantial number of holders of ADSs from submitting their proxies and that the number of proxies submitted was lower than anticipated.

This Item 4 contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include, without limitation, statements relating to (1) the implementation of strategic initiatives, (2) the results or consequences of any meeting of shareholders of VimpelCom, (3) the consequences of certain proposed transactions involving VimpelCom, (4) statements relating to VimpelCom’s future business development and economic performance and (5) other statements regarding matters that are not historical facts. The words “believe”, “expect”, “will”, “may”, “should”, “would” and similar expressions identify certain of these forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements. Many factors may influence VimpelCom’s actual results and cause them to differ materially from expected results as described in such forward-looking statements. The Reporting Persons disclaim any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby supplemented as follows:

(a) No material change.

(b) No material change.

(c) To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to shares of Common Stock during the past 60 days by any of the persons named in response to Item 2, other than the transactions described in this Amendment.

(d) No material change.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material change.

Item 7. Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 30, 2005	ECO TELECOM LIMITED

	By:	/s/ Pavel Volitskiy
Pavel Volitskiy
Director

Date: August 30, 2005	ALFA TELECOM LIMITED

	By:	/s/ Franz Wolf
Franz Wolf
Director

Date: August 30, 2005	CTF HOLDINGS LIMITED

	By:	/s/ Franz Wolf
Franz Wolf
Director

Date: August 30, 2005	CROWN FINANCE FOUNDATION

	By:	/s/ Franz Wolf
Franz Wolf
Attorney-in-Fact

ANNEX A

Directors and Officers of Eco Telecom Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Pavel Volitskiy, Director (Russia)	Manager, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Alfa Telecom Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11 Boulevard Royale, L-2449 Luxembourg

Georgia Karydes, Director (Cypriot)	Director, Feldmans Management (Overseas) Ltd.	6, Nikou Georgiou street, Block C, office 704, Nicosia 1098, Cyprus

Alla Kudryavtseva, Director (Russia)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Alexey Reznikovich, Acting Chief Executive Officer (Russia)	Acting Chief Executive Officer, Alfa Telecom Limited	21 Novy Arbat Street 121019 Moscow, Russia

Pavel Volitskiy, Director (Russia)	Manager, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Alla Kudryavtseva, Director (Russia)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address
Christian Rosenow, Director (Switzerland)	Financial Adviser	Talacker 35, 8001 Zurich, Switzerland

Dr. Norbert Seeger, Director, (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14, P.O. Box 1618 FL- 9490 Vaduz, Liechtenstein

Dr. Christian Zangerle, Director, (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Directors of the Supervisory Board of Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Peter Aven, Director (Russia)	President of OJSC Alfa Bank	11 Mashy Poryvaevoy Street 107078 Moscow, Russia

Alexandr Fain, Director (Russia)	Chief Executive Officer of LLC Alfa Eco	21 Novy Arbat Street 121019 Moscow, Russia

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors of OJSC Alfa Bank	9 Mashy Poryvayevoy Street 107078 Moscow, Russia

Michail Gamzin, Director (Russia)	Director General, OAO Russian Technologies	3rd Golutvinsky Pereulok, 10 Building 6 109180 Moscow, Russia

German Khan, Director (Russia)	Executive Director of TNK-BP Management	18/2, Schipok Street 115093 Moscow, Russia

Alexander Kosiyanenko, Director (Russia)	Chief Executive Officer of JSC Perekrestok	14817 Moscow Region District of Mytischy Paveltsevo Village, Russia

Alexey Kuzmichev, Director (Russia)	Chairman of Board of Directors of Alfa Eco Group	21 Novy Arbat Street 121019 Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control for Alfa Group	6 Sechenovskiy Pereulok, Building #3, Floor #3 119034 Moscow, Russia

Alexey Reznikovich, Director (Russia)	Acting Chief Executive Officer, Alfa Telecom Limited	21 Novy Arbat Street 121019 Moscow, Russia

Alexander Savin, Director (Russia)	Chief Executive Officer, Alfa Eco Group	12 Krasnopresenskaya Nab. World Trade Center 2, Entrance 7 123610 Moscow, Russia

To the best of the Reporting Persons’ knowledge:

(a) None of the above persons hold any Shares.

(b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

Index to Exhibits

Exhibit 24.1	A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this amendment on behalf of Crown Finance Foundation incorporated herein by reference to Exhibit 24.1 to Amendment Number 14 to the Statement on Schedule 13D filed by Eco Telecom Limited, inter alios, with the Securities and Exchange Commission on August 17, 2005

Exhibit 99.1	A conformed copy of the joint filing agreement by and among the Reporting Persons, inter alios, dated August 19, 2004, incorporated herein by reference to Exhibit 99.1 to Amendment Number 7 to the Statement on Schedule 13D filed by the Reporting Persons, inter alios, with the Securities and Exchange Commission on August 23, 2004

Exhibit 99.2	Complaint filed on August 26, 2005 by Telenor East Invest AS against the Reporting Persons

Exhibit 99.3	August 23, 2005 press release issued by Alfa Telecom

Exhibit 99.4	Schedule 14A filed on May 19, 2005 by Golden Telecom, Inc (incorporated by reference)

Exhibit 99.5	Notice on convocation of the Meeting dated July 13, 2005, with attachments incorporated herein by reference to Exhibit 99.2 to Amendment Number 12 to the Statement on Schedule 13D filed by Eco Telecom Limited, inter alios, with the Securities and Exchange Commission on July 19, 2005

Exhibit 99.6	July 7, 2005 article in the Financial Times